UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 23, 2002



THE TITAN CORPORATION
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-6035	**95-2588754**
(Commission File No.)	(IRS Employer
	Identification No.)

3033 Science Park Road
San Diego, California 92121-1199
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(858) 552-9500**

Item 5.

On May 23, 2002, the Company entered into a senior credit agreement for $485 million of financing from a syndicate of 68 institutions and commercial banks. This new facility replaces the Company's existing $425 million credit facility and is comprised of a $135 million revolving credit facility and a $350 million term loan, which mature in six and seven years, respectively. The terms of the new credit facility are substantially similar to those that existed under the previous facility. The proceeds of the term loan were used to refinance outstanding indebtedness under the previous credit facility and to extinguish certain current capital lease obligations. No funds were drawn initially on the revolver, which will be available to the Company for general corporate needs, including strategic acquisitions. Additionally, the new facility excludes Titan's ownership of SureBeam stock as collateral, enabling Titan to spin-off SureBeam in accordance with Titan's plans to do so. Wachovia Securities acted as sole Lead Arranger, with the Bank of Nova Scotia and Comerica Bank as Co-Syndication Agents and Branch Banking Trust Company and Toronto Dominion Bank as Co-Documentation Agents.

Item 7. Financial Statements and Exhibits

(c)   Exhibits

   10.1   Senior Secured Credit Agreement dated as of May 23, 2002, among The Titan Corporation, as the Borrower, various financial institutions from time to time, as the Lenders, Wachovia Bank, National Association as Administrative Agent, The Bank of Nova Scotia and Comerica Bank – California as Syndication Agents, and Branch Banking and Trust Company and Toronto Dominion (New York), Inc., as Documentation Agents.

   99.1   Press Release dated June 3, 2002.

THE TITAN CORPORATION
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 4, 2002   THE TITAN CORPORATION

By: /s/ MARK W. SOPP
_____

Mark W. Sopp
Senior Vice President
Chief Financial Officer

By: /s/ DEANNA J. HOM
_____

Deanna J. Hom
Vice President,
Corporate Controller
(Principal Accounting Officer)